Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 1, 2017 with respect to the consolidated financial statements, including the selected per share data and ratios, of Capital Southwest Corporation for the year ended March 31, 2017 and our report dated September 7, 2017 with respect to the Senior Securities Table as of March 31, 2017, which are contained in this Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the captions “Selected Financial Data” and “Independent Registered Public Accounting Firm.”

/s/ GRANT THORNTON LLP

Dallas, TX
June 8, 2018